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BLACKHAWK BANCORP, INC.
400 Broad Street, Beloit, WI 53511

                              FOR IMMEDIATE RELEASE

Contact: Dennis Conerton, Chairman; Rick Bastian, President
Phone: 608-364-8911
FAX: 608-364-8946


                    BASTIAN NAMED CEO AT BLACKHAWK STATE BANK
                CONERTON MADE CHAIRMAN AND CEO OF HOLDING COMPANY

         Beloit, WI, May 8, 2001 -- R. Richard Bastian, III, former head of First National Bank and Trust Company of Rockford (now Bank One) is returning to the area as President and Chief Executive Officer of Blackhawk State Bank and President and Chief Operating Officer of its holding company, Blackhawk Bancorp, Inc. Dennis M. Conerton, current President and Chief Executive Officer, will remain Chief Executive Officer of Blackhawk Bancorp, Inc. and was appointed Chairman of the bank and of Blackhawk Bancorp. Conerton and Bastian will have joint responsibility for charting the growth and profitability of the company.

         "This is an exciting opportunity with an organization that has a 120-year history of service to the stateline area," said Bastian. "With offices in Illinois and Wisconsin, we are well positioned to provide the kind of service and local decision-making that has been lost with changes in the industry," he continued.

         Bastian, a graduate of the University of Pennsylvania, brings over 28 years of experience to his new post. He came to Rockford in 1982 to head First National Bank and Trust Co., the state's oldest bank and flagship of its holding company, First Community Bancorp, Inc. As chairman, president and chief executive officer, Bastian built First Community into a profitable organization with over $800 million in assets. The bank holding company attracted the interest of Banc One Corporation which bought First Community in 1993. He left First Community in 1993 to join Heritage Bank in Racine, Wisconsin. He was most recently an organizer and president and chief executive officer of a new bank in Kenosha.

         He was heavily involved in civic and charitable organizations during his years in Rockford, serving as president of the YMCA and the Rockford Local Development Corporation and founding president of the Northern Illinois Community Development Corporation. He also served on the boards of Swedish American Hospital, Rockford Area Chamber of Commerce, Rockford Symphony and Council of 100.

         "We are very fortunate to have someone with his leadership, extensive banking background, and knowledge of the stateline market join the Blackhawk team," states Conerton.

         Conerton is a native of Milwaukee and a graduate of Marquette University. He holds an accounting degree and is a Certified Public Accountant.


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         His career experience includes five years in public accounting with
Arthur Andersen & Co. and 17 years as vice president and controller of Regal Beloit Corporation. He has served as a director of Blackhawk Bancorp and its predecessor, Beloit Savings Bank, since 1979; he joined the bank as President and CEO in 1995.

         Active in civic affairs, Conerton serves as treasurer and board member for the Stateline Family YMCA. He is a member of Beloit 2000 and serves as chairman of the Beloit Professional Baseball Association. Conerton is a member of the Beloit Ambassadors and is a director for the Community Bankers of Wisconsin. He is past president of the Stateline United Way and is an incoming member of the Beloit Memorial Hospital Foundation.

         Blackhawk State Bank is the primary subsidiary of Blackhawk Bancorp, which is traded over-the-counter under the symbol BKHB. At year-end 2000, the organization had assets of $327 million. The company has a total of 10 banking offices located in Beloit, Wisconsin and Roscoe, Rockford, Belvidere, Rochelle and Oregon, Illinois.
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